February 4, 2026

Haogang Yang
Chief Executive Officer
Global Mofy AI Ltd
No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town Gaobeidian Township, Chaoyang District, Beijing
People   s Republic of China, 100000

       Re: Global Mofy AI Ltd
           Registration Statement on Form F-3
           Filed January 28, 2026
           File No. 333-293015
Dear Haogang Yang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mitchell Austin at 202-551-3574 or Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Mengyi    Jason    Ye, Esq.